UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way Holytown, Motherwell, ML1 4WR Scotland, United Kingdom +44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

On January 12, 2023, TC Biopharm (Holdings) plc (the “Company”) received written notification from the listing qualifications staff of the Nasdaq Stock Market, LLC (“Nasdaq”) indicating that the Company has not regained compliance with the minimum Market Value of Listed Securities (“MVLS”) of $35,000,000 required for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”),

The Company intends to request a hearing which will stay the suspension or delisting action pending the hearing and the expiration of any extension period granted by the Panel following the hearing. Consequently, the Company’s ADSs and Warrants will remain listed on The Nasdaq Capital Market at least until the Panel renders a decision following the hearing. There can be no assurance that the Panel will determine to continue the Company’s listing on The Nasdaq Capital Market or that the Company will timely evidence compliance with the terms of any extension that may be granted by the Panel following the hearing.

As previously reported, on July 15, 2022, the Company received written notice from Nasdaq indicating that the Company was no longer in compliance with the MVLS Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company had a period of 180 calendar days, or until January 11, 2023, to regain compliance with the MVLS Requirement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Issuer on Form 6-K (“Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the Company’s intent to request a hearing before a Panel. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, including the risk that the Company may not be successful in its appeal to a Panel, the risk that the Company may not otherwise meet the requirements for continued listing under the Nasdaq Listing Rules, the risk that Nasdaq may not grant the Company relief from delisting if necessary, and the risk that the Company may not ultimately meet applicable Nasdaq requirements if any such relief is necessary, among other risks and uncertainties. These and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) and the Company’s other filings with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this Form 6-K. Any forward-looking statements speak only as of the date of this Form 6-K and are based on information available to the Company as of the date of this Form 6-K, and the Company assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: January 19, 2023

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